SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                SCHEDULE 13E-3/A


             RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 6)

                                Storage USA, Inc.
                                (Name of Issuer)

                                Storage USA, Inc.
                                Storage USA Trust
                             SUSA Partnership, L.P.
                       Security Capital Group Incorporated
                       (Name of Persons Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    861907103
                      (CUSIP Number of Class of Securities)


--------------------------------------------------------------------------------
                                Jeffrey A. Klopf
              Senior Vice President, General Counsel and Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
--------------------------------------------------------------------------------


                                 WITH A COPY TO:

--------------------------------------------------------------------------------
Gilbert G. Menna, P.C.   /  Randall S. Parks, Esq.  /   Adam O. Emmerich, Esq.
  Goodwin Procter LLP    /    Hunton & Williams     /  Wachtell, Lipton, Rosen
    Exchange Place       /  Riverfront Plaza, East  /         & Katz
Boston, Massachusetts    /          Tower           /   51 West 52nd Street
       02109             /   951 East Byrd Street   /  New York, New York 10019
    (617) 570-1000       /    Richmond, Virginia    /      (212) 403-1000
                         /        23219-4074        /
                         /      (804) 788-8200      /
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

      This statement is filed in connection with (check appropriate box):

           a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

           b. [_] The filing of a registration statement under the Securities Act of 1933.

           c. [_] A tender offer.

           d. [_] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                            CALCULATION OF FILING FEE

Transaction Valuation*:  $745,013,783         Amount of filing fee:  $68,541.27

* For purposes of calculating the filing fee only, the transaction valuation was determined by adding (a) the product of (i) the 16,716,228 shares of common stock, par value $0.01 per share, of Storage USA, Inc. ("Common Stock") that are proposed to be converted into the right to receive the transaction consideration and (ii) $43.21 (which is the sum of the consideration of $42.50 per share of Common Stock plus $0.71 per share of Common Stock for the maximum potential adjustments), plus (b) $22,705,571 payable to holders of options to purchase shares of Common Stock in exchange for the cancellation of such options (the "Total Consideration"). The filing fee equals $92.00 per $1,000,000 of the Total Consideration, pursuant to Sections 13(e) and 14(g) of the Exchange Act, as amended.

[x] Check the box if any part of the fee is offset by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $68,541.27              Filing Party: Storage USA, Inc.

Form or Registration No.:  14A                     Date Filed: January 23, 2002

                                  INTRODUCTION

      This Amendment No. 6 amends and supplements the Transaction Statement on
Schedule 13E-3 (the "Statement"), originally filed on January 23, 2002, as amended by Amendment No. 1 thereto on March 6, 2002, Amendment No. 2 thereto on March 11, 2002, Amendment No. 3 thereto on March 18, 2002, Amendment No. 4 thereto on March 25, 2002 and Amendment No. 5 thereto on April 19, 2002. This Statement relates to the purchase by Security Capital Group Incorporated ("Security Capital") of all of the assets of Storage USA, Inc. ("Storage USA"), including all of Storage USA's interests in its operating partnership, SUSA Partnership, L.P. ("SUSA"), the assumption by Security Capital of all of Storage USA's liabilities, and the merger (the "Merger") of Storage USA with and into SUSA, with SUSA being the surviving entity in the Merger (the "Transactions"), pursuant to the Purchase and Sale Agreement by and among Storage USA, Storage USA Trust, SUSA and Security Capital, dated as of December 5, 2001, as amended by Letter Agreements dated as of January 17 and April 18, 2002 (as so amended, the "Purchase Agreement").

      The Purchase Agreement and the Transactions were formally approved by holders of a majority of outstanding shares of Storage USA common stock at a special meeting of shareholders held on April 26, 2002. The purpose of this Amendment No. 6 to the Statement is to report, pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that on April 26, 2002 (the "Closing Date"), the Transactions, including the Merger, were consummated. As a result of the consummation of the Transactions, among other things, Security Capital acquired all of the assets and assumed all of the liabilities of Storage USA, and, in the Merger, each share of Storage USA common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive $42.70 in cash, without interest, representing consideration of $42.50 per share plus a $0.20 per share price adjustment in lieu of a dividend for the portion of the current quarter through April 26, 2002. In connection with the closing of the Transactions, Storage USA common stock ceased to trade on the New York Stock Exchange and became eligible for delisting from such exchange and for termination of registration under the Exchange Act.

      As part of the Transactions, holders of limited partnership units in SUSA, other than the general partner, became entitled to receive, in respect to each such unit, the same $42.70 cash consideration per share payable to Storage USA shareholders, except to the extent they are eligible and elect to remain as limited partners in SUSA. Limited partners have until May 2, 2002 to make their elections.

      The full text of Security Capital's April 26, 2002 press release announcing the consummation of the Transactions is attached as Exhibit (a)(9) hereto and incorporated herein by reference.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: April 26, 2002


                                 SECURITY CAPITAL GROUP INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                     -----------------------------------
                                     Name: Jeffrey A. Klopf
                                     Title: Secretary


                                 STORAGE USA TRUST

                                 By: /s/  John W. McConomy
                                     -----------------------------------
                                     Name: John W. McConomy
                                     Title: Secretary

                                 SUSA PARTNERSHIP, L.P.
                                 (For itself and as successor to
                                  Storage USA, Inc. by merger)

                                 By: Security Capital Group Incorporated,
                                     its general partner

                                 By: /s/ Jeffrey A. Klopf
                                     -----------------------------------
                                     Name: Jeffrey A. Klopf
                                     Title: Secretary

                                  EXHIBIT INDEX

      (a)(9) Security Capital Group Incorporated press release, dated April 26, 2002.